
06015566


GRASIM
ADITYA BIRLA GROUP

082-03322



July 4, 2006

By Air Mail

**Securities & Exchange Commission**
**Division of Corporate Finance**
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

We refer to our notice dated 12th May, 2006 vide which we had informed you about the water shortage at our Staple Fibre Plant at Nagda (M.P) leading to a temporary closure of the Plant.

We now write this to inform you that with the onset of monsoon, the Plant is being restarted from today and production is expected to be restored fully in the next 7 days.

Operations at Chemical Division at Nagda are also being increased gradually and production is expected to be restored fully in the next 7 days.

Further, capacity expansion by 9125 TPA at our Viscose Staple Fibre plant at Harihar (Karnataka) is completed and the same has been commissioned.

Thanking you,

Yours faithfully,



**Ashok Malu**
**Company Secretary**

**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)